UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Innophos Holdings, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

45774N 10 8 (CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Bain Capital Fund VII, LLC EIN No.: 22-3850292
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER

4,306,115 Shares
6. SHARED VOTING POWER

0
7. SOLE DISPOSITIVE POWER

4,306,115 Shares
8. SHARED DISPOSITIVE POWER

0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,306,115 Shares
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

21.24%
12.	TYPE OF REPORTING PERSON

OO- Other

Cusip No. 45774N 10 8	Schedule 13G	Page 3 of 14 Pages

13.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Bain Capital Fund VIII, LLC EIN No.: 20-1218594
14.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
15.	SEC USE ONLY

16.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	17. SOLE VOTING POWER

4,856,018 Shares
18. SHARED VOTING POWER

0
19. SOLE DISPOSITIVE POWER

4,856,018 Shares
20. SHARED DISPOSITIVE POWER

0

21.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,856,018 Shares
22.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

23.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

23.96%
24.	TYPE OF REPORTING PERSON

OO- Other

Cusip No. 45774N 10 8	Schedule 13G	Page 4 of 14 Pages

25.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

BCIP Associates III, LLC EIN No.:
26.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
27.	SEC USE ONLY

28.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	29. SOLE VOTING POWER

774,483 Shares
30. SHARED VOTING POWER

0
31. SOLE DISPOSITIVE POWER

774,483 Shares
32. SHARED DISPOSITIVE POWER

0

33.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

774,483 Shares
34.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

35.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.82%
36.	TYPE OF REPORTING PERSON

OO- Other

Cusip No. 45774N 10 8	Schedule 13G	Page 5 of 14 Pages

37.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

BCIP T Associates III, LLC EIN No.:
38.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
39.	SEC USE ONLY

40.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	41. SOLE VOTING POWER

82,615 Shares
42. SHARED VOTING POWER

0
43. SOLE DISPOSITIVE POWER

82,615 Shares
44. SHARED DISPOSITIVE POWER

0

45.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

82,615 Shares
46.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

47.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.41%
48.	TYPE OF REPORTING PERSON

OO- Other

Cusip No. 45774N 10 8	Schedule 13G	Page 6 of 14 Pages

49.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

BCIP Associates III-B, LLC EIN No.:
50.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
51.	SEC USE ONLY

52.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	53. SOLE VOTING POWER

52,950 Shares
54. SHARED VOTING POWER

0
55. SOLE DISPOSITIVE POWER

52,950 Shares
56. SHARED DISPOSITIVE POWER

0

57.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

52,950 Shares
58.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

59.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.26%
60.	TYPE OF REPORTING PERSON

OO- Other

Cusip No. 45774N 10 8	Schedule 13G	Page 7 of 14 Pages

61.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

BCIP T Associates III-B, LLC EIN No.:
62.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
63.	SEC USE ONLY

64.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	65. SOLE VOTING POWER

15,859 Shares
66. SHARED VOTING POWER

0
67. SOLE DISPOSITIVE POWER

15,859 Shares
68. SHARED DISPOSITIVE POWER

0

69.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

15,859 Shares
70.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

71.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.08%
72.	TYPE OF REPORTING PERSON

OO- Other

Cusip No. 45774N 10 8	Schedule 13G	Page 8 of 14 Pages

Item 1	(a).	Name of Issuer

The name of the issuer to which this filing on Schedule 13G relates is Innophos Holdings, Inc. (the “Company”).

Item 1	(b).	Address of Issuer’s Principal Executive Offices

The principal executive offices of the Company are located at 259 Prospect Plains Road, Cranbury, New Jersey 08512.

Item 2	(a).	Name of Person Filing

This statement is being filed on behalf of the following (collectively, the “Reporting Persons”): (1) Bain Capital Fund VII, LLC (“Fund VII LLC”), a Delaware limited liability company, (2) Bain Capital Fund VIII, LLC (“Fund VIII LLC”), a Delaware limited liability company, (3) BCIP Associates III, LLC, a Delaware limited liability company (“BCIP III LLC”), (4) BCIP T Associates III, LLC, a Delaware limited liability company (“BCIP T III LLC”), (5) BCIP Associates III-B, LLC, a Delaware limited liability company (“BCIP III-B LLC”), and (6) BCIP T Associates III-B, LLC, a Delaware limited liability company (“BCIP T III-B LLC”).

Bain Capital Investors, LLC (“BCI”) is the sole general partner of Bain Capital Partners VII, L.P. (“BCP VII”), which is the sole general partner of Bain Capital VII Fund, L.P. (“Fund VII”), which is the managing and sole member of Fund VII, LLC. BCI is the sole general partner of Bain Capital Partners VIII, L.P. (“BCP VIII”), which is the sole general partner of Bain Capital VII Fund, L.P. (“Fund VIII”), which is the managing and sole member of Fund VIII, LLC. BCIP Associates III, a Cayman Islands partnership (“BCIP III”) is the manager and sole member of BCIP III LLC. BCIP Trust Associates III, a Cayman Islands partnership (“BCIP Trust III”) is the manager and sole member of BCIP T III LLC. BCIP Associates III-B, a Cayman Islands partnership (“BCIP III-B”) is the manager and sole member of BCIP III-B LLC. BCIP Trust Associates III-B, a Cayman Islands partnership (“BCIP Trust III-B”) is the manager and sole member of BCIP T III-B LLC. BCI is the managing partner of each of BCIP III, BCIP Trust III, BCIP III-B, and BCIP Trust III-B.

Fund II LLC, Fund VIII LLC, BCIP III LLC, BCIP T III LLC, BCIP III-B LLC, and BCIP III-B LLC have entered into a Joint Filing Agreement, dated February 14, 2007, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which Fund II LLC, Fund VIII LLC, BCIP III LLC, BCIP T III LLC, BCIP III-B LLC, and BCIP T III-B LLC have agreed to file this statement jointly in accordance with the provisions of 13d-1(k)(1) under the Securities Exchange Act of 1934.

Item 2	(b).	Address of Principal Business Office or, if none, Residence

The principal business address of each of the Reporting Persons, BCI, BCP VII, Fund VII, BCP VIII and Fund VIII is c/o Bain Capital Investors, LLC, 111 Huntington Avenue, Boston, Massachusetts 02199.

Item 2	(c).	Citizenship

Each of the Reporting Persons, BCI, BCP VII, Fund VII, BCP VIII and Fund VIII is organized under the laws of the State of Delaware.

Cusip No. 45774N 10 8	Schedule 13G	Page 9 of 14 Pages

Item 2	(d).	Title of Class of Securities

The class of equity securities of the Company to which this filing on Schedule 13G relates is Class A Common Stock, par value $0.001 per share.

Item 2	(e).	CUSIP Number

The CUSIP number of the Company’s Class A Common Stock is 45774N 10 8.

Item 3.		Not Applicable.

Item 4.		Ownership

Item 4	(a).	Amount beneficially owned

This Schedule 13G is being filed on behalf of the Reporting Persons. The Reporting Persons may be deemed to beneficially own in the aggregate 10,088,040 shares of Class A Common Stock of the Company representing, in the aggregate, 49.77% of the Company’s Class A Common Stock. The percentage of Class A Common Stock held by the Reporting Persons is based on 20,270,463 shares of Class A Common Stock of the Company outstanding (the “Outstanding Shares”) as of December 14, 2006 based on the Company Form 10-Q for the period ended September 30, 2006.

As of the close of business on December 31, 2006, the following shares were owned by the Reporting Persons:

Fund VII LLC owned 4,306,115 shares of the Class A Common Stock of the Company, representing approximately 21.24% of the Outstanding Shares. Fund VII LLC acts by and through its managing and sole member, Fund VII. Fund VII acts by and through its sole general partner, BCP VII. BCP VII acts by and through its sole general partner, BCI.

Fund VIII LLC owned 4,856,018 shares of the Class A Common Stock of the Company, representing approximately 23.96% of the Outsanding Shares. Fund VIII LLC acts by and through its managing and sole member, Fund VIII. Fund VIII acts by and through its sole general partner, BCP VIII. BCP VIII acts by and through its sole general partner, BCI.

BCIP III LLC owned 774,483 shares of the Company, representing approximately 3.82% of the Outstanding Shares. BCIP III LLC acts by and through its manager and sole member, BCIP III. BCIP III acts by and through its managing partner, BCI.

BCIP T III LLC owned 82,615 shares of the Company, representing approximately 0.41% of the Outstanding Shares. BCIP T III LLC acts by and through its manager and sole member, BCIP Trust III. BCIP Trust III acts by and through its managing partner, BCI.

BCIP III-B LLC owned 52,950 shares of the Company, representing approximately 0.26% of the Outstanding Shares. BCIP III-B LLC acts by and through its manager and sole member, BCIP III-B. BCIP III-B acts by and through its managing partner, BCI.

Cusip No. 45774N 10 8	Schedule 13G	Page 10 of 14 Pages

		BCIP T III-B LLC owned 15,859 shares of the Company, representing approximately 0.08% of the Outstanding Shares. BCIP T III-B LLC acts by and through its manager and sole member, BCIP Trust III-B. BCIP Trust III-B acts by and through its managing partner, BCI.

Item 4	(b).	Percent of Class

		See Item 4(a) hereof.

Item 4	(c).	Number of shares as to which such person has:

		(i)	sole power to vote or to direct the vote:

			Fund VII LLC	4,306,115
			Fund VIII LLC	4,856,018
			BCIP III LLC	774,483
			BCIP T III LLC	82,615
			BCIP III-B LLC	52,950
			BCIP T III-B LLC	15,859

		(ii)	shared power to vote or to direct the vote: 0

		(iii)	sole power to dispose or to direct the disposition of:

			Fund VII LLC	4,306,115
			Fund VIII LLC	4,856,018
			BCIP III LLC	774,483
			BCIP T III LLC	82,615
			BCIP III-B LLC	52,950
			BCIP T III-B LLC	15,859

		(iv)	shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

	Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

	Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

	Not Applicable.

Item 8.	Identification and Classification of Members of the Group

	Not Applicable.

Cusip No. 45774N 10 8	Schedule 13G	Page 11 of 14 Pages

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

Cusip No. 45774N 10 8	Schedule 13G	Page 12 of 14 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2007

BAIN CAPITAL FUND VII, LLC
	By:	Bain Capital Fund VII, L.P., its sole member
	By:	Bain Capital Partners VII, L.P., its general partner
	By:	Bain Capital Investors, LLC, its general partner

BAIN CAPITAL FUND VIII, LLC
	By:	Bain Capital Fund VIII, L.P., its sole member
	By:	Bain Capital Partners VIII, L.P., its general partner
	By:	Bain Capital Investors, LLC, its general partner

BCIP ASSOCIATES III, LLC
	By:	BCIP Associates III, its sole member
	By:	Bain Capital Investors, LLC, its managing partner

BCIP T ASSOCIATES III, LLC
	By:	BCIP Trust Associates III, its sole member
	By:	Bain Capital Investors, LLC, its managing partner

BCIP ASSOCIATES III-B, LLC
	By:	BCIP Associates III-B, its sole member
	By:	Bain Capital Investors, LLC, its managing partner

BCIP T ASSOCIATES III-B, LLC
	By:	BCIP Trust Associates III-B, its sole member
	By:	Bain Capital Investors, LLC, its managing partner

	By:	/s/ Michael Goss
	Name:	Michael Goss
	Title:	Managing Director

Cusip No. 45774N 10 8	Schedule 13G	Page 13 of 14 Pages

EXHIBIT INDEX

Exhibit A	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit A

AGREEMENT REGARDING THE JOINT FILING OF

SCHEDULE 13G

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii) Each of them is responsible for the timely filing of such schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated February 14, 2007

BAIN CAPITAL FUND VII, LLC
	By:	Bain Capital Fund VII, L.P., its sole member
	By:	Bain Capital Partners VII, L.P., its general partner
	By:	Bain Capital Investors, LLC, its general partner

BAIN CAPITAL FUND VIII, LLC
	By:	Bain Capital Fund VIII, L.P., its sole member
	By:	Bain Capital Partners VIII, L.P., its general partner
	By:	Bain Capital Investors, LLC, its general partner

BCIP ASSOCIATES III, LLC
	By:	BCIP Associates III, its sole member
	By:	Bain Capital Investors, LLC, its managing partner

BCIP T ASSOCIATES III, LLC
	By:	BCIP Trust Associates III, its sole member
	By:	Bain Capital Investors, LLC, its managing partner

BCIP ASSOCIATES III-B, LLC
	By:	BCIP Associates III-B, its sole member
	By:	Bain Capital Investors, LLC, its managing partner

BCIP T ASSOCIATES III-B, LLC
	By:	BCIP Trust Associates III-B, its sole member
	By:	Bain Capital Investors, LLC, its managing partner

	By:	/s/ Michael Goss
	Name:	Michael Goss
	Title:	Managing Director